Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Earnings:
Income from continuing operations before income taxes	$39,902	$52,169	$94,563	$118,642
Add: Fixed charges (from below)	33,989	35,108	67,457	71,172

	$73,891	$87,277	$162,020	$189,814

Fixed charges:
Interest expense:
Corporate	$31,590	$32,444	$62,362	$65,517
Amortization of deferred financing costs	796	867	1,694	1,863
Implicit interest in rental expense	1,603	1,797	3,401	3,792

Fixed charges	$33,989	$35,108	$67,457	$71,172

Ratio (earnings divided by fixed charges)	2.17	2.49	2.40	2.67